EXHIBIT 1

IIJ to Absorb Wholly-Owned Subsidiary

TOKYO, Feb. 4, 2010 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1:3774), one of Japan's leading Internet access and comprehensive network solutions providers, announced that its Board of Directors has resolved today to absorb IIJ Technology Inc. ("IIJ-Tech"), a wholly-owned subsidiary of IIJ. The merger is expected to take effect on April 1, 2010. Details of the merger are outlined below.

1.      Purpose of merger

IIJ Group is taking a strategy to provide high quality total network solution to our corporate client base. Currently, IIJ mainly develops and provides network related services and IIJ-Tech provides systems integration ("SI").

In the recent IT service market, as a a result of the progress in internet related technology, communication and data processing are provided based on the same technological platform, as seen in the emergence of cloud computing concept. And the trend to outsource data processing and network as one network system infrastructure is expected to increase.

Toward such opportunity to further enhance our business in the future, it has become even more important to share our group business strategy and to combine our network service and the SI business for a stronger business structure. Therefore, we have decided to absorb IIJ-Tech. As announced on the same date, February 4, 2010, the Board of Directors of IIJ-Tech has resolved to absorb IIJ Financial Systems Inc.("IIJ-FS"), a wholly-owned subsidiary of IIJ-Tech. Through the merger of these two wholly-owned group companies, IIJ and its group companies plans to achieve the following:

  Further improve its service quality by combining and strengthening its network service and SI business into one business unit
  Increase its competitiveness by uniting its operation platform
  Allot group technological resources efficiently to concentrating fields
  Reduce overlapped work of the administrative department to improve efficiency

2.      Details of merger

(1)   Merger schedule

Board meeting for approval of the merger agreement (IIJ and IIJ-Tech):	February 4, 2010
Signing of the merger agreement (IIJ and IIJ-Tech):	February 4, 2010
Effective date of the merger (IIJ and IIJ-Tech):	April 1, 2010 (Scheduled)

(*) This merger was resolved by the board of IIJ in accordance with the rules defined under Article 796.3 of the Corporation Act in Japan (the simplified merger) and by the board of IIJ-Tech in accordance with the rules defined under Article 784.1 of the Corporation Act in Japan (the short form merger).

(2)   Merger procedure

IIJ, as the surviving company, will absorb IIJ-Tech, which will be subsequently dissolved.

(3)   Details of allocation related to the mergers

Because IIJ-Tech is a wholly-owned consolidated subsidiary of IIJ, there will be no issue of new stocks, no increase in capital and no distribution of merger consideration in this merger.

(4)   Handling of share warrants and bonds with share warrants of the defunct companies

None

3.      Basic information of IIJ and IIJ-Tech (as of March 31, 2009)

(1) Company Name	Internet Initiative Japan Inc. (Surviving company)		IIJ Technology Inc. (Dissolving company)
(2) Address	1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo		1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo
(3) Representative	President and CEO Koichi Suzuki		President Takeshi Kikuchi
(4) Business Description	Internet connectivity and outsourcing service, systems integration, equipment sales and others		Systems design, construction and systems operation and maintenance
(5) Capital	JPY16,834 million (consolidated)		JPY2,358 million (non-consolidated)
(6) Incorporated	December 3, 1992		November 26, 1996
(7) Number of Shares Issued	206,478		46,005
(8) Fiscal Year-end	March 31		March 31
(9) Number of Employee	1,602 (consolidated)		449 (non-consolidated)
(10) Shareholders' Equity	JPY25,169 million (consolidated)		JPY3,692 million (non-consolidated)
(11) Total Assets	JPY52,301 million (consolidated)		JPY10,565 million (non-consolidated)
(12) Shareholders' Equity per share	JPY124,265.27 (consolidated)		JPY80,242.00 (non-consolidated)
(13) Total Revenues	JPY69,731 million (consolidated)		JPY25,452 million (non-consolidated)
(14) Operating Income	JPY2,917 million (consolidated)		JPY813 million (non-consolidated)
(15) Net income	JPY1,419 million (consolidated)		JPY168 million (non-consolidated)
(16) Basic Net Income	JPY6,917.87 (consolidated)		JPY3,642.94 (non-consolidated)
(17) Major Shareholders and shareholding ratio	Nippon Telegraph and Telephone Corporation	24.45%	Internet Initiative Japan Inc.	100.00%
	The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders *	7.74%
	Koichi Suzuki	6.21%
	Itochu Corporation	5.05%
	NTT Communications Corporation	4.94%

(*) The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is the nominee of The Bank of New York Mellon, which is the depositary of IIJ's ADRs.

4.      Situation after the merger

There will be no changes in the company name, address, representative, business description, capital or the fiscal year.

5.      Future Outlook

Because IIJ-Tech is a wholly-owned consolidated subsidiary of IIJ, there will be no direct impact on the consolidated financial statement.

About IIJ

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT:  Internet Initiative Japan Inc.
          IIJ Investor Relations
          +81-3-5259-6500
          ir@iij.ad.jp
          http://www.iij.ad.jp/en/IR